UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9618

INTERNATIONAL TRUCK AND ENGINE CORPORATION

401(k) RETIREMENT SAVINGS PLAN

(Full Title of the Plan)

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road

Warrenville, Illinois 60555

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Navistar, Inc. (formerly International Truck and Engine Corporation) is the Plan Administrator of the International Truck and Engine Corporation 401(k) Retirement Savings Plan (“Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006, and the schedule as of December 31, 2006, have been prepared in accordance with the financial reporting requirements of ERISA.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation 401(k) Retirement Savings Plan

By:	Navistar, Inc. (formerly International Truck and Engine Corporation)
Plan Administrator

/s/ John P. Waldron
John P. Waldron
Vice President and Controller
(Principal Accounting Officer)

May 27, 2008

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FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INTERNATIONAL TRUCK AND ENGINE CORPORATION

401(k) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2006 AND 2005

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

International Truck and Engine Corporation:

We have audited the accompanying statements of net assets available for benefits of the International Truck and Engine Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note B, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans,” as of December 31, 2006 and 2005.

/s/ Grant Thornton LLP
GRANT THORNTON LLP
Chicago, Illinois

August 29, 2007

International Truck and Engine Corporation

401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2006	2005
Assets
Investments
Investment in Master Trust, at fair value	$244,975,439	$231,226,219
Participant loans	3,185,242	3,361,215

Total investments	248,160,681	234,587,434

Receivables
Participant contributions	605,713	507,553
Employer retirement contributions	415,477	1,790,436

Total receivables	1,021,190	2,297,989

Net assets available for benefits, at fair value	249,181,871	236,885,423

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	330,412	12,071

NET ASSETS AVAILABLE FOR BENEFITS	$249,512,283	$236,897,494

The accompanying notes are an integral part of these statements.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

Additions to net assets
Net earnings of Master Trust (note C)	$24,830,935
Participant loan interest	215,173

Contributions
Participant pretax	11,858,855
Participant after-tax	188,046
Employer retirement	1,881,197

Total contributions	13,928,098

Total additions to net assets	38,974,206

Deductions from net assets
Benefits paid to participants	26,323,757
Administrative expenses	427

Total deductions from net assets	26,324,184

Increase in net assets prior to transfers	12,650,022

Transfers to other qualified plans, net	(35,233)

NET INCREASE	12,614,789

Net assets available for benefits
Beginning of year	236,897,494

End of year	$249,512,283

The accompanying notes are an integral part of this statement.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN

The following description of the International Truck and Engine Corporation 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by International Truck and Engine Corporation (the “Company”) to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain affiliates who are participating under the Plan. The Plan was established on February 1, 1965, and has subsequently been restated and amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

In general, participation in the Plan is limited to those eligible salaried employees of the Company whose initial date of hire is prior to January 1, 1996, and to eligible salaried employees of certain affiliates.

Contributions

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service dollar amount. In addition, for 2006 and 2005, those participants who were age 50 or over during the Plan year had the ability to defer additional amounts on a pretax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, neither after-tax contributions nor pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. The Plan permits the Company to make matching and discretionary contributions.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

The Plan has been amended effective January 1, 2005, to provide that participants whose dates of birth are subsequent to January 1, 1960, will be eligible to receive employer discretionary retirement contributions. Such retirement contributions are calculated as a percentage of eligible compensation, based on the participant’s age at the end of each calendar quarter.

Company matching and discretionary contributions are subject to a vesting schedule based upon the participant’s length of employment and fully vest upon completion of five years of service.

Non-vested Company matching contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $48,471 and $27,494, respectively. No forfeitures were used to offset Company contributions during the Plan years ended December 31, 2006 and 2005. Salary reduction contributions, employee after-tax contributions and rollover contributions are fully vested immediately.

For the Plan years ended December 31, 2006 and 2005, the Company contributed discretionary contributions totaling $1,881,197 and $1,790,436, respectively.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2006 consisted of funds classified as mutual funds, commingled funds, separate accounts or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the yield on Federal government securities of equivalent maturity plus two percentage points for loans made before April 1, 1997, and at a rate equal to prime plus one percentage point for loans made on or after April 1, 1997.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. An in-service withdrawal may be made for a portion of the value of the assets purchased with the participants’ after-tax contributions and investment earnings thereon. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund will be made in the form of Navistar common stock.

Vesting

Participants vest according to a graded vesting schedule and become 100% vested in employer contributions after the completion of five years of employment. A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. If the asset value is more than $1,000 but not more than $5,000, and the participant has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly in accordance with the provisions of the Plan, then the Plan will pay the distribution in a direct rollover to an individual retirement plan as designated by the Plan. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than April 1 following the year in which the participant becomes age 70-1/2 if the participant terminated employment prior to April 1, 1992, or age 65 if the participant terminated employment on or after April 1, 1992. Accounts are distributed in a single sum.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust that is part of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the “Master Trust”). As required by the FSP, the statements of net assets available for benefits present the proportionate share of the fair value of the investment held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis. The FSP was adopted during the 2006 Plan year and was retrospectively applied to the statement of net assets available for benefits for December 31, 2005.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are value as follows:

Shares of mutual funds and common stock are valued at the net asset value of shares held at year-end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The fair value of the wrap contract for one of the collective trusts is determined using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Participant loans are valued at their outstanding balances, which approximate market value. Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date.

Participant Withdrawals

As of December 31, 2006 and 2005, there were no benefits that were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE C - MASTER TRUST - Continued

maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2006 and 2005, calculated on a cash basis, are as follows:

	2006	2005
International Truck and Engine Corporation 401(k) Retirement Savings Plan	38.78%	42.59%
International Truck and Engine Corporation 401(k) Plan for Represented Employees	29.60	31.07
International Truck and Engine Corporation Retirement Accumulation Plan	29.15	24.40
IC Corporation 401(k) Plan	2.47	1.94

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2006	2005
Cash and cash equivalents	$—	$10,000
U.S. Government securities	139,059	123,574
Common and collective funds	321,152,988	270,498,356
Registered investment companies	292,214,673	244,452,225
Navistar common stock	18,228,415	27,826,582

Total investments, at fair value	631,735,135	542,910,737
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	781,396	26,313

Net investments	$632,516,531	$542,937,050

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2006, are summarized below:

Dividend and interest income
Common and collective funds	$194
Registered investment companies	13,378,573
Navistar common stock	4,567

Total dividend and interest income	13,383,334

Net realized and unrealized appreciation in fair value of investments
Common and collective funds	27,129,936
Registered investment companies	20,626,246
Navistar common stock	3,115,668
Net appreciation in fair value of investments	50,871,850

Net investment earnings	$64,255,184

NOTE D - CONTINGENCY

The Company failed to file its financial results for fiscal year 2005 with the Securities and Exchange Commission on a timely basis. Because of the delay and until such results are filed, participants were not allowed to acquire additional shares of Navistar common stock through the 401(k) plans. However, participants were allowed to sell shares of Navistar common stock if they elected to do so. The Company intends to file its annual report (Form 10-K) as soon as possible, but cannot estimate a date at this time. The suspension of participants’ ability to purchase shares of Navistar common stock should have been effective March 1, 2006, but the restriction was not placed into effect until April 6, 2006. Accordingly, participants who may have purchased Navistar common stock during the period March 1, 2006 through April 6, 2006, have been notified by letter that there will be a rescission offer extended to them and that they are not required to take any action with respect to the Navistar common stock at this time. Participants will be notified by Navistar at the time it conducts its rescission offer. There were 100 participants who collectively purchased approximately 2,700 shares of Navistar common stock at a total cost of approximately $77,000 during the period March 1, 2006 through April 6, 2006, and who will be notified by Navistar of the rescission offer when it is ready to be extended.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE E - TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that, in all material respects, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - TERMINATION OF THE PLAN

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will be fully vested in any funds allocated to them.

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for investment management services are computed as a basis point reduction of the return earned on each investment option and are included in net earnings of the Master Trust.

International Truck and Engine Corporation

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006 and 2005

NOTE H - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits per financial statements	$249,512,283
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(330,412)

Net assets available for benefits per Form 5500	$249,181,871

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2006:

Change in net assets per financial statements	$12,650,022
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(330,412)

Change in net assets of Plan per Form 5500	$12,319,610

Income attributed to collective trusts is required to be reported at fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE

International Truck and Engine Corporation

401(k) Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Identity of issue	Description of investment	Cost**	Current value
*Various participants	Participant loans at interest rates of 5.0% to 10.5%		$3,185,242

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX